Exhibit 12

HAYES LEMMERZ INTERNATIONAL, INC.

RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Millions of dollars except ratios)

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	1999	2000	2001	2002

Earnings:

Earnings (loss) before taxes on income, minority interest and extraordinary gain	$93.1	$88.9	$(173.9)	(385.8)

Interest expense:

Bank borrowings and long-term debt	94.9	153.3	$163.5	175.2

Rentals(1)	7.2	8.7	10.3	10.3

Earnings (loss) before interest expense, taxes on income, minority interest and extraordinary gain	$195.2	$250.9	$(0.1)	(200.3)

Fixed charges:

Bank borrowings and long-term debt	$94.9	$153.3	$163.5	175.2

Rentals(1)	7.2	8.7	10.3	10.3

Total fixed charges	$102.1	$162.0	$173.8	185.5

Ratio of earnings (loss) to fixed charges	1.91	1.55	N/A (2)	N/A (2)

Coverage deficiency on fixed charges	N/A	N/A	173.9	385.8

(1)	Estimated interest component of rent expense.
(2)	Earnings are inadequate to cover fixed charges.